Exhibit 30

Grown Rogue Reports Third Quarter 2023 Results,
Record Revenue with 48% Year-over-Year Growth

●	Revenue of $6.3M compared to $4.3M in Q3 2022, an increase of 48%

●	Operating Cash Flow (OCF), before changes in working capital (BC WC), of $1.9M compared to $0.9M in Q3 2022, an increase of 94%

●	Free Cash Flow[1] (FCF) of $1.1M, after $0.8M spend on WC and capital expenditures

●	Announced a strategic advisory agreement with Goodness Growth Holdings to focus on improving quality and efficiencies in their Minnesota and Maryland operations

●	Closed a convertible debenture financing for gross proceeds of US$5,000,000 and subsequent to quarter-end, closed a second and final tranche of convertible debenture financing for total gross proceeds of US$6,000,000

●	Subsequent to quarter-end, US$1,650,000 of the Company’s existing convertible debentures have been converted, leaving the Company with US$6,350,000 in total convertible debt as of the date of the release

Medford, Oregon, September 28, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., is pleased to report its fiscal third quarter 2023 results for the three months ended July 31, 2023. All financial information is provided in U.S. dollars unless otherwise indicated.

Third Quarter 2023 Financial Summary ($USD Millions)

Third Quarter 2023 Summary	Q3 2023	Q3 2022	+/- %
Revenue	6.3	4.3	+48%
aEBITDA	2.1	1.2	+79%
aEBITDA %	33.2%	27.5%	+570 bps
OCF (BC WC)	1.9	0.9	+103%
OCF %	29.5%	21.5%	+800 bps

Management Commentary “We are pleased to announce another quarter with record revenue, operating cash flow and free cash flow. Our $6.3M in revenue continues an upward trajectory with a sequential increase of 5%, after last quarter’s 18% increase over our previous record quarter”, said Obie Strickler, CEO of Grown Rogue.

“Our year-over-year revenue and EBITDA growth of 48% and 79%, respectively, shows our commitment to controlling costs and our focus on producing high quality cannabis products that delight our team and customers. We are proud to recently launch new strain specific packaging in Michigan and craft pre-rolls in Oregon and are pleased with the initial traction in both, led by our improvements in our genetic quality and quantity over the past twelve months.

We believe our focus on genetics, and our strength in branding and distribution will allow us the opportunity to be market share leaders in new categories as we engender more customer trust and deepen the relationship we have with our existing fans,” continued Mr. Strickler.

“Our team continues to lean into our partnership with Goodness Growth and we have been very pleased with our progress, particularly how quickly our team is expanding their abilities and improving processes. An important 2023 objective for us was mapping our talent against more assets and this partnership has done nothing but show the readiness of our team.

Finally, it was especially rewarding to complete the convertible debenture financing in July to further strengthen our balance sheet, particularly in such a challenging credit market. The trust and commitment from our existing and new shareholders show the belief they have in our business plan and their excitement around new opportunities that are available to us. I want to thank the entire Grown Rogue team for their continued efforts and look forward to updating investors on our new market efforts shortly.”

Oregon Market Highlights ($USD Millions)

Oregon	Q3 2023	Q3 2022	+/- %
Revenue	3.2	2.4	+35%
aEBITDA	1.1	0.6	+100%
aEBITDA Margin %	34.6%	23.8%	+1080 bps

●	#1 Flower brand for nine consecutive quarters, according to LeafLink’s MarketScape data

●	Launched a 10-pack craft pre-roll product during the quarter and are pleased with the initial traction

●	September to date moved up to #2 total wholesaler in the state from #3, according to MarketScape

●	Indoor wet weight harvested in the state of Oregon YTD through August decreased 3.5% year-over-year and outdoor wet weight YTD decreased 43% year-over-year, according to the Oregon Liquor and Cannabis Commission

Michigan Market Highlights ($USD Millions)

Michigan	Q3 2023	Q3 2022	+/- %
Revenue	2.8	1.9	+53%
aEBITDA	1.3	0.8	+59%
aEBITDA Margin %	47.1%	45.2%	+180 bps

●	Launched strain specific packaging during the quarter, and have seen an increase in both pricing and higher product mix of our pre-packaged products

●	Sales in Michigan in July was a new record at $277M, making it the second largest market in the U.S

●	Pricing per ounce of flower in Michigan in July was the highest since October 2022, according to the Michigan Cannabis Regulatory Agency

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	July 31, 2023	October 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	8,482,768	1,582,384
Accounts receivable (Note 18)	2,276,195	1,643,959
Warrants receivable (Note 13.2)	1,232,253	-
Biological assets (Note 3)	1,987,677	1,199,519
Inventory (Note 4)	2,702,618	3,131,877
Prepaid expenses and other assets	465,756	352,274
Total current assets	17,147,267	7,910,013
Property and equipment (Note 8)	9,118,551	7,734,901
Other investments and purchase deposits	211,041	-
Intangible assets and goodwill (Note 9)	725,668	725,668
TOTAL ASSETS	27,202,527	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,720,596	1,821,875
Current portion of lease liabilities (Note 7)	920,118	1,025,373
Current portion of long-term debt (Note 10)	1,445,050	1,769,600
Business acquisition consideration payable (Note 5)	360,000	-
Warrants payable (Note 13.2)	1,232,253	360,000
Unearned revenue	88,126	28,024
Derivative liability (Note 11.1 and Note 11.2)	4,708,194	-
Income tax	366,056	311,032
Total current liabilities	10,840,393	5,315,904
Lease liabilities (Note 7)	2,484,597	1,275,756
Long-term debt (Note 10)	199,391	839,222
Convertible debentures (Note 11.1 and Note 11.2)	3,140,188	-
TOTAL LIABILITIES	16,664,569	7,430,882

EQUITY
Share capital (Note 12)	21,894,633	21,858,827
Shares issuable (Note 12)	-	35,806
Contributed surplus (Notes 13, 14)	6,752,429	6,505,092
Accumulated other comprehensive loss	(108,696)	(109,613)
Accumulated deficit	(18,893,089)	(21,356,891)
Equity attributable to shareholders	9,645,277	6,933,221
Non-controlling interests (Note 22)	892,681	2,006,479
TOTAL EQUITY	10,537,958	8,939,700
TOTAL LIABILITIES AND EQUITY	27,202,527	16,370,582

Condensed Consolidated Statements of Comprehensive Income	Three months ended July 31,
	2023	2022
	$	$
Revenue
Product sales	6,076,652	4,251,808
Service revenue	219,065	-
Total revenue	6,295,717	4,251,808

Cost of goods sold
Cost of finished cannabis inventory sold	(3,047,971)	(2,226,593)
Costs of service revenue	(99,212)	-
Gross profit, excluding fair value items	3,148,534	2,025,215
Realized fair value amounts in inventory sold	(585,392)	(788,083)
Unrealized fair value gain on growth of biological assets	583,879	707,453
Gross profit	3,147,021	1,944,585
Expenses
Accretion expense	234,028	68,736
Amortization of property and equipment	196,363	238,497
General and administrative	1,641,725	1,207,892
Share-based compensation	97,672	12,194
Total expenses	2,169,788	1,527,319
Income from operations	977,233	417,266
Other income and (expense)
Interest expense	(91,623)	(98,084)
Other income (expense)	13,566	(1,420)
Gain on debt settlement	-	455,674
Unrealized loss on marketable securities	-	(146,891)
Unrealized loss on derivative liability	(472,970)	-
Loss on disposal of property and equipment	-	-
Gain from operations before taxes	426,206	626,545
Income tax	(80,718)	(55,139)
Net income	345,488	571,406
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	4,227	(788)
Total comprehensive income	349,715	570,618
Gain per share attributable to owners of the parent – basic and diluted	0.00	0.00
Weighted average shares outstanding – basic and diluted	170,832,611	170,632,611

Net income (loss) for the period attributable to:
Non-controlling interest	75,837	249,055
Shareholders	269,651	322,351
Net income	345,488	571,406

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	75,837	249,055
Shareholders	273,878	321,563
Total comprehensive income	349,715	570,618

CONSOLIDATED CASH FLOW STATEMENTS	Nine months ended July 31,
	2023	2022
	$	$
Operating activities
Net income	1,350,004	871,581
Adjustments for non-cash items in net income:
Amortization of property and equipment	379,822	530,190
Amortization of property and equipment included in costs of inventory sold	1,268,928	589,884
Unrealized gain on changes in fair value of biological assets	(1,634,625)	(2,667,102)
Changes in fair value of inventory sold	1,829,170	2,779,674
Share-based compensation	-	21,264
Stock option expense	247,337	87,333
Accretion expense	597,909	358,215
Loss on disposal of property & equipment	168,144	6,250
Gain on debt settlement	-	(455,674)
Unrealized loss on marketable securities	-	333,777
Loss on fair value of derivative liability	679,322	-
Effects of foreign exchange	3,270	3,181
	4,889,281	2,458,576
Changes in non-cash working capital (Note 15)	(1,203,332)	(1,135,375)
Net cash provided by operating activities	3,685,949	1,323,198

Investing activities
Purchase of property and equipment and intangibles	(735,718)	(822,982)
Other investment	(211,041)	-
Payments of acquisition payable	-	(2,000)
Net cash used in investing activities	(946,759)	(824,982)

Financing activities
Proceeds from convertible debentures	7,000,000	-
Proceeds from long-term debt	-	100,000
Proceeds from private placement	-	1,300,000
Repayment of long-term debt	(1,290,585	(601,160)
Repayment of convertible debentures	(105,000)	-
Payments of lease principal	(1,443,221)	(880,378)
Net cash provided by financing activities	4,161,194	(81,538)

Change in cash	6,900,384	416,678

SEGMENTED aEBITDA – THREE MONTHS ENDED JULY 31, 2023

	Oregon	Michigan	Services	Corporate	Consolidated
Sales Revenue	3,240,946	2,835,706	219,065	-	6,295,717
Costs of goods sold, excluding fair value (“FV”) adjustments	(1,902,582)	(1,145,389)	(99,212)	-	(3,147,183)
Gross profit before fair value adjustments	1,338,364	1,690,317	119,853	-	3,148,534
Net fair value adjustments	(238,228)	236,715	-	-	(1,153)
Gross profit	1,100,136	1,927,032	119,853	-	3,147,021
Operating expenses:
General and administration	559,045	538,057	-	544,623	1,641,725
Depreciation and amortization	26,577	145,386	-	24,400	196,363
Share based compensation	-	-	-	97,672	97,672
Other income and expense:
Loss on sale of assets	-	-	-	-	-
Interest and accretion	(85,199)	(47,802)	-	(192,650)	(325,651)
Unrealized loss on derivative liability	-	-	-	(472,970)	(472,970)
Other income and expense	16,961	910	-	(4,305)	13,566
Net income (loss) before income tax	446,276	1,196,697	119,853	(1,336,620)	426,206
Income tax	-	77,718	-	9,000	80,718
Net income after tax	446,276	1,124,979	119,853	(1,345,620)	345,488
Add back (deduct) from net income after tax:
Net FV adjustments in costs of goods sold	238,228	(236,715)	-	-	1,513
Amortization of property & equipment included in cost of sales	325,534	182,800	-	-	508,334
Interest and accretion expense	85,199	47,802	-	192,650	325,651
Amortization of property and equipment	26,577	145,386	-	24,400	196,363
Share-based compensation	-	-	-	97,672	97,672
Unrealized loss on derivative liability	-	-	-	472,970	472,970
Income tax expense	-	71,718	-	9,000	80,718
EBITDA	1,121,814	1,335,970	119,853	(548,928)	2,028,709
Add back to EBITDA:
Compliance costs	-	-	-	22,946	22,946
Costs associated with acquisition of Golden Harvests	-	-	-	40,000	40,000
aEBITDA	1,121,814	1,335,970	119,853	(485,982)	2,091,655
aEBITDA margin %	34.6%	47.1%	54.7%	-	33.2%

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures.
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., is focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

Obie@grownrogue.com

Jakob Iotte

Director of Business

Development and IR

Jakeiotte@grownrogue.com

(458) 226-2100